SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PACKETEER, INC.

(Name of subject company (Issuer))

BLUE COAT SYSTEMS, INC.

COOPER ACQUISITION, INC.

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share	695210104
(Title of classes of securities)	(CUSIP number of common stock)

Brian M. NeSmith

President and Chief Executive Officer

BLUE COAT SYSTEMS, INC.

420 North Mary Avenue

Sunnyvale, California 94085

(408) 220-2200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

William M. Kelly, Esq.

Sarah K. Solum, Esq.

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

FINAL TRANSCRIPT

Conference Call Transcript

BCSI—Blue Coat Systems Conference Call to Discuss Private Placement of $80 Million in Convertible Notes to Partially Fund the Acquisition of Packeteer

Event Date/Time: Apr. 21. 2008 / 5:00AM PT

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FINAL TRANSCRIPT

Apr. 21. 2008 / 5:00AM PT, BCSI - Blue Coat Systems Conference Call to Discuss Private Placement of $80 Million in Convertible Notes to Partially Fund the Acquisition of Packeteer

CORPORATE PARTICIPANTS

Carla Hoblit

Blue Coat Systems—IR

Brian NeSmith

Blue Coat Systems—CEO

Kevin Royal

Blue Coat Systems—SVP, CFO

CONFERENCE CALL PARTICIPANTS

Samuel Wilson

JMP Securities—Analyst

Ryan Hutchinson

Lazard Capital Markets—Analyst

Richard Sherman

MKM Partners—Analyst

Rohit Chopra

Wedbush Morgan—Analyst

Scott Zeller

Needham & Company—Analyst

Josh Jabs

Roth Capital—Analyst

Jonathan Ruykhaver

ThinkEquity Partners—Analyst

Erik Suppiger

Signal Hill—Analyst

PRESENTATION

Operator

At this time I would like to welcome everyone to the Blue Coat acquisition of Packeteer conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question-and-answer session. (OPERATOR INSTRUCTIONS) Ms. Hoblit, you may begin your conference.

Carla Hoblit—Blue Coat Systems—IR

Good morning and thank you to everyone for joining us this morning to discuss Blue Coat’s acquisition of Packeteer as announced in the press release issued earlier this morning. Brian NeSmith, Blue Coat’s President and Chief Executive Officer, will begin today’s call to discuss the strategy, specific benefits of the acquisition and the value that the acquisition of Packeteer brings to both Blue Coat and Packeteer customers, partners and employees. Kevin Royal, Blue Coat’s Senior Vice President Chief Financial Officer, will then follow with an overview of the terms of the acquisition and the expected financial impact upon completion of the transaction.

On this call we will be making certain forward-looking statements about Blue Coat Systems and Packeteer and the proposed combination of the two companies. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction, management plans relating to the transaction; the anticipated timing of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; any projections of earnings, revenues, synergies, accretion, margins

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FINAL TRANSCRIPT

Apr. 21. 2008 / 5:00AM PT, BCSI - Blue Coat Systems Conference Call to Discuss Private Placement of $80 Million in Convertible Notes to Partially Fund the Acquisition of Packeteer

or other financial items; any statements of the plans, strategies and objectives of management for future operation, including the execution of integration plans; any statements of expectation or belief and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected. Risks related to the timing or ultimate completion of the transaction that prior to the completion of the transaction the parties’ respective businesses may not perform as expected due to uncertainty, that the parties are unable to successfully implement integration strategies and other risks that are described from time to time in the Securities and Exchange Commission reports filed by Blue Coat, including but not limited to the risks described in Blue Coat’s annual report on Form 10-K for the year ended April 30, 2007, and quarterly report on Form 10-Q for the quarter ended January 31, 2008.

Blue Coat assumes no obligation and does not intend to update these forward-looking statements.

In addition, I must remind you that the statements made on this conference call are for informational purposes only and are not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of common stock of Packeteer will only be made pursuant to an offer to purchase and related materials that Blue Coat intends to file with the Securities and Exchange Commission. Once filed, Packeteer stockholders should read these materials carefully prior to making any decisions with respect to the offer because they contain important information including the terms and conditions of the offer.

In addition, Packeteer stockholders will be able to obtain the offer to purchase and related materials with respect to the offer free of charge at the SEC’s web site at www.SEC.gov from the information agent named in the tender offer materials or from Blue Coat Systems.

Now I’ll turn the call over to Brian.

Brian NeSmith —Blue Coat Systems—CEO

Thanks, Carla. Good morning, everyone, and thank you for joining us. Today I’m pleased to announce that we have signed a definitive agreement to acquire Packeteer. The acquisition will be through a cash tender offer for $7.10 per share or approximately $268 million in consideration.

As Kevin will highlight in his comments, we see a lot of cost synergy between the two companies and we believe we can achieve significant cost reductions in the first couple of quarters. The cost savings are primarily redundancies in management and board governance, G&A expense and R&D cost. Although these will provide immediate benefits to the combined organizations, cost savings is not the principal reason we’re acquiring Packeteer.

In the past few decades, networks have been built to provide ubiquitous access to information. This was a profound change in how the world communicated and has formed the basis for business, education and entertainment as we experience it today. In some cases our current experiences as users of the network leave a lot to be desired. Slow application performance, long wait times for content download and ever-increasing security threats plague today’s networks. It is becoming clearer that faster pipes and bigger switches are necessary but not sufficient for these networks.

There is a new layer of intelligence required on top of the existing packet network that operates at the application layer and with the knowledge of the application, content and the user. Live video events, business-critical applications, rich content and confidential information require a network that can intelligently deliver that content and those applications to the appropriate users when it is needed in a fast and a secure manner, a proxy which views content and applications, knows the user and operates at the application layer and is the best technology available today that can offer that type of intelligence. Blue Coat’s ProxySG appliance is the market leader in proxies.

Our ProxySG platform today offers application acceleration and caching, user awareness, policy management and threat protection, all built on a proxy architecture. Blue Coat’s acquisition of Packeteer will strengthen our ProxySG platform with powerful application classification, rich quality of service capabilities and traffic management features.

We think Packeteer’s technology around application classification can be extended to a broader set of functionality around application performance management and will become a critical differentiator for Blue Coat in a very competitive market. We will utilize these key technologies to provide our customers with granular understanding of applications that are running on our networks and to accelerate, stop, monitor or manage those applications. The acquisition of Packeteer will extend our market leadership in the WAN optimization market and move us into the broader multibillion dollar market opportunity that is the buildout of a new network intelligence layer.

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FINAL TRANSCRIPT

Apr. 21. 2008 / 5:00AM PT, BCSI - Blue Coat Systems Conference Call to Discuss Private Placement of $80 Million in Convertible Notes to Partially Fund the Acquisition of Packeteer

Now that you understand the broader vision of why we’re acquiring Packeteer, let me briefly talk about our plans to combine the technologies. We plan to upgrade our own ProxySG operating system, with the PacketShaper features by the end of 2009, offering our customers a single unified appliance. We will continue to sell and support PacketShaper as we integrate the PacketShaper and ProxySG.

We already have bandwidth management in ProxySG appliances, so we’re well-prepared to incorporate the advances that the Packeteer technology offers. Also our custom operating system should facilitate the integration of the technologies in a straightforward way. As we work through this product integration process and as we look to the future generations of products, we intend to actively engage Packeteer’s R&D team and to integrate them into our existing teams.

In terms of sales channel we already have achieved remarkable success based on our existing channel. We have converted a number of our security-centric distributors and resellers to additionally focus on WAN optimization, and we have added new networking-oriented channel partners. By acquiring Packeteer we gain access to Packeteer’s 1400 channel partners, and we can significantly expand our reach with experienced distributors and resellers around the world. These are experts that know WAN optimization, and they have a considerable existing client base. We expect to see a short cycle for the integration of our sales, channel and support organizations.

Similarly, our access to Packeteer’s 10,000 customers will create an important opportunity to work with and support a stellar list of companies and organizations. We will actively engage in cross-selling to these customers to drive to further adoption of our ProxySG appliances. Again, we see this as something that can be achieved in short order.

As we work to take advantage of the sales opportunities, we intend to engage with Packeteer’s 50 existing sales teams and integrate those teams into our teams. In short, we believe that this combination will position us for a new phase in our company’s evolution. It gives us the technologies and sales channels that we can use to expand our market leadership in the WAN optimization market and to address the requirements for the next layer of network intelligence.

Now let me turn the call over to Kevin Royal, who will address the financial aspects of this transaction.

Kevin Royal —Blue Coat Systems—SVP, CFO

Thank you, Brian, and good morning to everyone joining us on the phone today. As we announced this morning, we signed a definitive agreement to acquire Packeteer through a cash tender offer to purchase all the outstanding shares of Packeteer for $7.10 per share, for an aggregate purchase price of approximately $268 million. This represents a 15% premium to Packeteer’s closing price on April 18, 2008.

We will fund this transaction from two sources — approximately $188 million of our own cash and approximately $80 million from the proceeds of a private placement of zero-coupon convertible notes. Upon closing of the acquisition the acquired cash and investments, coupled with cash generated from operations, will provide sufficient working capital to support our business.

The notes are convertible at a price of $20.76, which represents an a 5% conversion premium to our closing stock price of $19.77 on Friday, April 18. As such, the $80 million in notes would be convertible into approximately 3.9 million Blue Coat common shares and will be added to our diluted share count.

The terms of the notes provide a six-month lock up period following the close of the acquisition. During that period the private equity partners will be prohibited from trading the converted shares without our prior approval. The notes mature in 2013 unless converted earlier. If the notes are not converted, the notes are payable in cash at maturity in 2013.

As part of the private equity transaction, we also issued approximately 385,000 warrants with a strike price of $20.76 per share. We estimate the value of the warrants at approximately $3.8 million, which will be amortized to interest expense over the five-year term of the convertible notes.

We expect to achieve substantial cost saving synergies as we integrate Packeteer into Blue Coat. Utilizing conservative assumptions on revenue for the combined companies and the cost-saving synergies we expect to obtain, we estimate this transaction to be accretive to non-GAAP EPS in the second full quarter following the close. We expect our third fiscal quarter to be the second full quarter of operations of the combined company. We anticipate the transaction will be accretive in our third fiscal quarter, and we expect to achieve $10.5 million of cost savings in the third fiscal quarter.

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FINAL TRANSCRIPT

Apr. 21. 2008 / 5:00AM PT, BCSI - Blue Coat Systems Conference Call to Discuss Private Placement of $80 Million in Convertible Notes to Partially Fund the Acquisition of Packeteer

In our fourth fiscal quarter we anticipate cost synergies of approximately $11 million. We estimate the acquisition will be 12.4% accretive or $0.05 accretive on a non-GAAP EPS basis in our fourth fiscal quarter.

We intend to continue pursuing our target operating margin of 25% and will manage the business and the integration process to achieve that goal. So as in the past, we intend to continue to balance that goal against our opportunities for revenue growth.

We expect Blue Coat to continue to grow organically, but we’re not prepared today to give guidance for fiscal year 2009. Since we’re in the final weeks of our fourth quarter, we will not be providing an update to this quarter’s guidance. We will be announcing the results of our fourth quarter and fiscal year 2008 in late May.

Carla Hoblit —Blue Coat Systems—IR

That concludes our prepared remarks today. We will not turn the call over to Jackie for questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Samuel Wilson, JMP Securities.

Samuel Wilson —JMP Securities—Analyst

Will you be able to use Packeteer’s NOLs?

Kevin Royal —Blue Coat Systems—SVP, CFO

Yes, we will be able to. They’ve got about $30 million in NOLs. We will be limited to utilizing those at a rate of about $8 million per year moving forward.

Samuel Wilson —JMP Securities—Analyst

Second, it looks like you had $168 million in cash balance at the end of your last quarter — $80 million for the notes, $[248] million plus organic cash generation plus their cash. It looks like, rough guess, Kevin, here, but $80 million to $100 million cash balance when the transaction closes?

Kevin Royal —Blue Coat Systems—SVP, CFO

Well, it will be, probably, between about, we estimate, between $50 million and $70 million at the close of the transaction.

Samuel Wilson —JMP Securities—Analyst

Packeteer works on a [pSOS] operating system and Windows for the Tacit acquisition. You have a custom operating system. Can you just talk about the plans for integrating all three of these different architectures together under one platform?

Brian NeSmith —Blue Coat Systems—CEO

Packeteer has done the couple of things. One is, they have most recently enhanced the PacketShaper product as a movement from [pSOS] over to the Linux environment. So a bit the change there as they’ve gone to their latest generation of technology. One of the things is, you have to, as you highlighted, go through the different products that they produce. So, speaking specifically to the PacketShaper technology, we already have a

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FINAL TRANSCRIPT

Apr. 21. 2008 / 5:00AM PT, BCSI - Blue Coat Systems Conference Call to Discuss Private Placement of $80 Million in Convertible Notes to Partially Fund the Acquisition of Packeteer

somewhat similar framework from a QoS standpoint already in the ProxySG. We do believe the Packeteer technology is superior, but they are enough alike that we saw the integration there is simply, in most cases, moving the vast majority of that QoS functionality from the PacketShaper back over onto the ProxySG. So that would actually be a porting activity.

In addition, when you look at the PacketShaper product, you also see a significant amount of application classification as well as application performance monitoring capability. We’ve done a fair amount of work to understand what it would take to actually migrate that from their platform over onto the ProxySG.

Specifically, around some of the Tacit technologies and other areas, we would be selectively migrating functionality from the platform over onto the ProxySG and would at some point help customers make that migration from that common platform. But I don’t think we would continue to work I guess really off a common Windows platform. We would really be migrating that functionality over onto our platform.

Samuel Wilson —JMP Securities—Analyst

You mentioned in the beginning the cost savings, and you said it sort of quickly. So I apologize; this is my last question. Preliminarily G&A, and I think you said board and governance. Was that the — and R&D — can you just talk a little bit about that? And then what was the actual list of things where you mentioned the cost savings would be centered?

Brian NeSmith —Blue Coat Systems—CEO

What I had highlighted in my part of the call is I thought that we see, definitely, a lot of redundancy and management overhead where we have common activity. We also look at, as we highlighted, there’s some areas where we’re doing redundant R&D development where we don’t need two people doing what we really probably only need one dealing with.

Then, just when you look across G&A facilities, obviously director on our Board of Directors and overhead there. We also, although I didn’t highlight it in my actual prepared comments, I think there’s benefits in manufacturing scale. Actually, I think, when you look across the entire organization, there’s cost savings just about everywhere. They are probably more heavily weighted, to, I’d say, some of the more — G&A and manufacturing and some of those areas. But we’ll definitely see some cost savings in R&D. And even on the sale side, I expect we’ll see some cost savings.

Operator

Ryan Hutchinson. Lazard Capital Markets.

Ryan Hutchinson —Lazard Capital Markets—Analyst

The real question here is the acquisition in and of itself. I know you’re not going to provide an update on the quarter. But can you at least give us a general sense, Brian, in terms of your view here on this acquisition? I guess what we’re trying to get at is, is this a move to consolidate the market, or is your core business slowing down, et cetera? Just maybe help us understand that a bit more.

Brian NeSmith —Blue Coat Systems—CEO

Clearly, we’re not doing anything about quarterly update on guidance or that, and I think obviously, you know that. So it’s just stating the obvious for the record.

I think that a couple of things that we view here. If we look back at and consider what we were thinking as we started to enter this market with WAN optimization. I think there’s an interesting thought here. I think WAN optimization is too narrow of a description of what is the ultimate potential of this market. We basically talked about that in the prepared comments, what we see as really what we call the next layer of intelligence in that infrastructure. We feel that Blue Coat natively had brought a lot of those capabilities to the table, but we also felt they were missing some, specifically around some of the application classification, the QoS framework.

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FINAL TRANSCRIPT

Apr. 21. 2008 / 5:00AM PT, BCSI - Blue Coat Systems Conference Call to Discuss Private Placement of $80 Million in Convertible Notes to Partially Fund the Acquisition of Packeteer

So the big motivation for us is, I think, really along a couple of fronts. First is, I think it helps us build a more competitive product, one that is with features that are going to be of added interested to customers and helps us differentiate ourselves in the space.

The second is, we feel like with the product that we do have as we basically expand the channel that we’ve got and the customer base that we’re dealing with there, is we have to product and gaining access to that broader channel and that broader customer list is going to help us significantly grow our position in the market and allow us to, I really think, position ourselves as a market leader and something that’s definitely going to be much more than that WAN optimization, ultimately, and an opportunity within the market, I think, that is going to be in the multibillion dollar size.

Ryan Hutchinson —Lazard Capital Markets—Analyst

I guess to that end, on the terms of the overlap here in terms of products, is it fair to assume that for the most part you’re going to keep the PacketShaper product, take a little bit of the technologies out of the iShared and IShaper products and then integrate that into the ProxySG over time? Is that how we should be looking at this?

Brian NeSmith —Blue Coat Systems—CEO

I think in broad terms it’s probably somewhat like that. There will be some specific details with some of the other Packeteer products that we’ll have to resolve over the course of the next week. Even the PacketShaper technology will ultimately be integrated into the ProxySG. So the intent is to ultimately integrate all of functionality that we find relevant across all the different Packeteer products into the ProxySG. We don’t expect over time to have different platforms there. We are going to move aggressively to integrate the functionality into our core platform.

Ryan Hutchinson —Lazard Capital Markets—Analyst

I know you’re not giving guidance, Kevin, but maybe just helping us understand at a general sense, if that’s the case and PacketShaper is going to continue to sell as a stand-alone product, at least for the foreseeable future, what sort of revenue levels should we be thinking about in terms of modeling from that perspective as we look out over the next few quarters, if you’re capable of talking about that at all?

Kevin Royal —Blue Coat Systems—SVP, CFO

Well, I think the conservative way to look at it, Ryan, would be to look at their recent quarters, recent few quarters, and take an average. One of the things you need to keep in mind is that there are some purchase accounting considerations. So the deferred revenue will get written down to a fairly low level. So one way to think about that is that you will have that written down and you’ll realize revenues in the service area of about $4 million in the first full quarter of operations, and that will increase over time.

So you’ll have to just kind of look at historical service revenue levels in order to model that out as far as what you think will happen there.

Ryan Hutchinson —Lazard Capital Markets—Analyst

Just an update, perhaps, then on taxes here as you’ve worked through your process on your end in terms of assessing whether you need to look of tax rate?

Kevin Royal —Blue Coat Systems—SVP, CFO

Say that? I’m sorry, could you repeat that?

Ryan Hutchinson —Lazard Capital Markets—Analyst

The tax rate that we’ve obviously dealt with over the last six months, whether or not you’re going to have a full 30% tax rate next year?

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FINAL TRANSCRIPT

Apr. 21. 2008 / 5:00AM PT, BCSI - Blue Coat Systems Conference Call to Discuss Private Placement of $80 Million in Convertible Notes to Partially Fund the Acquisition of Packeteer

Kevin Royal —Blue Coat Systems—SVP, CFO

Yes. We continue to use 30% for planning purposes. As a result of the acquisition, as we move through integration, that may change. But for now, we’re using 30% for our own planning purposes.

Operator

Richard Sherman, MKM Partners.

Richard Sherman —MKM Partners—Analyst

Congratulations on the deal. My question is about the distributors. Which distributors do you specifically pick up from Packeteer in the US, and how many distributors do you feel that you need to address the US opportunity?

Brian NeSmith —Blue Coat Systems—CEO

I don’t know if I could go through — it’s a pretty big lest. I think we’ve highlighted there’s on the order of 1400 partners that they have added to our partner list. I think what we’re excited about is the partner lists between Blue Coat and Packeteer don’t overlap that much. I think the one thing that we were pleasantly surprised about was how much the combination of the two is actually an aggregate, really additive as far as channel coverage is concerned. I expect that, of the 1400 or so, our desire would obviously be to have all those partners continue to sell both the — all the products that we’re delivering as a combined organization.

In North America I actually don’t know the specific numbers that are in North America. I just know it on a worldwide basis.

Operator

Rohit Chopra, Wedbush Morgan.

Rohit Chopra —Wedbush Morgan—Analyst

What relationships did Packeteer have that you think are going to be most beneficial to you? Is that like Brocade, Microsoft? Are those important to you? Is there anything you can bring to the table to those two companies?

Brian NeSmith —Blue Coat Systems—CEO

We’re obviously very much aware of those relationships. I actually don’t know right now, until we — we are just now being able to go to those companies and talk about what we’re going to do as a combined organization. So, until we do so, we won’t really know what the benefits are with some of those — of Packeteer’s partners. We’ll be approaching them in the coming weeks, and we’ll get a better sense about what the possibilities are.

Again, to reiterate, I think that we didn’t do it for any of that. That really had no effect on our motivation here. Our motivation was around the product strengths that we thought, the market share and the position it puts us in the overall market as well as just the channel coverage and the expanded capability we have to sell what we think is a very strong Blue Coat product now into a broadened channel.

Rohit Chopra —Wedbush Morgan—Analyst

How competitive was the deal? I understand there were a couple people who were interested plus, Elliott. How competitive was it? Was there somebody forcing you to do is at this price, at this time? Could you have waited a month? Could you have waited until they reported, for example?

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FINAL TRANSCRIPT

Apr. 21. 2008 / 5:00AM PT, BCSI - Blue Coat Systems Conference Call to Discuss Private Placement of $80 Million in Convertible Notes to Partially Fund the Acquisition of Packeteer

Brian NeSmith —Blue Coat Systems—CEO

I’m obviously not that privileged to the details of everyone else that Packeteer was looking at. We paid price. I’m sure there were competitive dynamics involved, but I think when you look at it and you understand the dilution that we’re talking about here and the use of cash, we felt it to be a very fair price and one that obviously we believe we can add significant shareholder value to the Blue Coat shareholders. So as to the specific parties, I think you’ll just have to wait for the filings to come out to get some sense of the history. I’m not even sure then we’re going to know all the details with that. These are sorts of things that are a lot of discussions that involve between Packeteer and the other players, which we were not privileged to.

Rohit Chopra —Wedbush Morgan—Analyst

May last question, I think you’ve addressed it different ways as far as the synergies go. But if I look at the product revenue gross margin from both companies, you are somewhere closer to 80% and Packeteer is closer to 70% gross margins, maybe it’s 72%, 71%, whatever the number is. So we’re looking at a big gap here in gross margin. So there has to be some fairly significant gross margin synergies, not just the integration issue here. But can you get into that? It seems like a big gap to jump across.

Brian NeSmith —Blue Coat Systems—CEO

Well, a couple of things. Gross margins are dictated by two factors — obviously your underlying supply chain, your manufacturing overhead, the cost of acquiring material. I think combining the two companies puts us on a bigger scale. We do think there’s actually some good cost benefits which will show up in the gross margin line around what it takes for us to build and manufacture the Packeteer or the PacketShaper product specifically, which is the volume of Packeteer’s revenue.

The second part of that equation is really around the competitive pressures and what your pricing power is in the market, which goes to your competitive differentiation, the value that you offer your customers. We think that there’s also some upside potential in that area, especially as we look to integrate that technology into the ProxySG, we see some things that we can do on that front as well.

So I think the gross margins — there are differences, obviously, today. But we think we can do a lot to uplift the gross margins that the Packeteer organization has been seeing as they are part of the broader Blue Coat area. And, we do see some possibilities for improving that number.

Rohit Chopra —Wedbush Morgan—Analyst

So the way that I used to look at Packeteer was prior to them changing their revenue breakdown, which they changed, I think, in the second quarter of last year. But they used to — there was a way to be able to breakdown their core revenue, which was the PacketShaper product and break out — you can actually breakout Mentat and Tacit at the same time. And my calculations show that that core revenue was actually declining over time.

IS THIS WHAT YOU SEE IN THE BUSINESS AT THE SAME TIME?

Brian NeSmith —Blue Coat Systems—CEO

No, not at all, actually. I think that a couple things are worth noting here. The Packeteer management, as they made the acquisition of Tacit — let me draw a little bit of a parallel to Blue Coat’s history. So if we were to look back three years ago with our ProxySG being sold at the Web gateway, we as a company, Blue Coat, were reaching a realization that, although there was still growth in our core market at the Web gateway, that our growth overall was going to slow as we started to get into that market and we were going to need to expand beyond that market into new markets. We’ve been, as a company, fairly successful in making that migration with WAN optimization functionality.

Packeteer had a similar challenge. They started to see limitations in what they saw as the growth potential of their PacketShaper product. The acquired Tacit and, for the past several years, have obviously been aggressively trying to move in that area. They’ve run into a number of challenges around integration and how they make that migration that haven’t worked out. I think that the key point is we believe, as a company, Blue Coat, that with renewed emphasis on PacketShaper as a product and us driving new functionality into that as we integrate the PacketShaper into ProxySG, that we can actually improve the revenue of the PacketShaper product.

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FINAL TRANSCRIPT

Apr. 21. 2008 / 5:00AM PT, BCSI - Blue Coat Systems Conference Call to Discuss Private Placement of $80 Million in Convertible Notes to Partially Fund the Acquisition of Packeteer

We see — and I say we, Blue Coat — our sales organization continually runs into situations where the kind of functionality that PacketShaper offers is something that customers want and desire and we see a lot of opportunity in that area. A lot of the affirmation internally that we look for and that we’ve gotten as we’ve talked about doing this acquisition is with our various salespeople all over the world and the opportunity they see in selling, really, the PacketShaper product along with our ProxySG in the interim until we integrate it; and then, when it’s integrated, the real positive benefit that would give us.

So I look at the PacketShaper product a lot like our historical ProxySG revenue in the Web gateway side of things, that it’s not a hugely, rapidly growing market. But I think there’s some good growth potential there, and it’s not simply just flat. I think the challenges that you seen around on Packeteer side is them obviously making a big investment and commitment in trying to penetrate into a new market, and at times your historical business can sometimes struggle and basically stay flat and you don’t see the growth in there that you might have seen if you had given that the emphasis it needed.

So I would actually disagree. I think that there is good potential for that market. And I think it’s worth highlighting one other piece that may not have come out in our prepared comments. I also think that there’s a unique opportunity to take the PacketShaper product and the application classification technology and enhance that into really a broader set of capabilities around application performance management. One of the continuous challenges that we know that IT managers have around the world is trying to understand the experience of their users and what are the impact of changes in their network infrastructure or the servers or the applications and the way they are delivered, and what is the performance the users are seeing.

We think we can enhance the PacketShaper technology to drive that product as both a stand-alone product as well as one that we integrate with ProxySG with a lot of those application performance management features. So I would, actually and, I think, even more importantly highlight that I think the PacketShaper product and capability is the basis of, really, what I would call a diamond in the rough and represents some good opportunity for us to drive some incremental revenue.

Operator

Scott Zeller, Needham & Company.

Scott Zeller —Needham & Company—Analyst

Could you tell us when you will expect to have a combined integrated product in the field, which quarter? And also, how long do you expect to support the stand-alone Packeteer offering?

Brian NeSmith —Blue Coat Systems—CEO

We haven’t finalized all details of the product transition. As I think I highlighted in the prepared comments, we’re saying that obviously, by the end of calendar year 2009, we expect to be substantively completed. In the interim, as we deliver intermediate releases of our ProxySG, we’ll have migrated, well before that, significant aspects of functionality over onto the ProxySG.

So it won’t occur in a single event, and I can’t give you specific quarterly timing right now, Scott.

The second point I wanted to highlight here is that, no matter what we do with Packeteer’s existing products, we will be working hard with their customers to facilitate a migration from those platforms onto our ProxySG platform. We have some of those details, but we obviously need some work between now and the close to finalize a lot of those plans. But the broad answer is, we expect, by the end of 2009, to have substantively completed any integration work.

Scott Zeller —Needham & Company—Analyst

And then for the people who are on the legacy current Packeteer product, do you have a time frame for how long you will support that product? I’m not talking about new sales; I’m talking about support.

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FINAL TRANSCRIPT

Apr. 21. 2008 / 5:00AM PT, BCSI - Blue Coat Systems Conference Call to Discuss Private Placement of $80 Million in Convertible Notes to Partially Fund the Acquisition of Packeteer

Brian NeSmith —Blue Coat Systems—CEO

Packeteer has clearly defined support agreements and requirements, and we would expect to honor those agreements and continue to provide the maintenance and support for those customers as they run their networks. So it depends on each product as to what particularly it’s going to be.

Scott Zeller —Needham & Company—Analyst

On the geographic, I know there was a question earlier, too, about the partner count and I understand the 1400 that you’ll be picking up. But obviously, you have strength in Asia as Blue Coat. Is there any color you can give us about where this — are there are other geographies where you may pick up some strength because of Packeteer’s field strength?

Brian NeSmith —Blue Coat Systems—CEO

I think one of the things that we’ve definitely seen is that it’s a little bit more country-by-country than specific geographies. As we look across the two teams in some areas where we are envious of Packeteer’s position in that market, specifically probably for us, Japan is a market that we think Packeteer has a lot of strength in and we believe we can gain some strength. And there are actually a number of countries around the world.

And it plays both directions. Areas where we’ve got strengths or we have partners, it’s even necessarily a country; it tends to be even partner-specific even within a country where Packeteer has strength or Blue Coat has strength. But Japan would be a good example where we think Packeteer has particular strength, and there are a lot of other partner examples around the world where we think one part or the other has some unique value that we can leverage in both directions.

Scott Zeller —Needham & Company—Analyst

I think the question came up previously; someone asked about the current Blue Coat channel partner count. Do you not give out a number on that?

Brian NeSmith —Blue Coat Systems—CEO

We have not historically, on the earnings call, given out a number.

Scott Zeller —Needham & Company—Analyst

Can you give us a range?

Brian NeSmith —Blue Coat Systems—CEO

I’m looking around the table here. I don’t have any from sales here. I have a number in my head, but I’m not sure I trust it, given what has been a very long weekend. So I think we’ll just have to get back to you on the one. I’m reluctant to give you a number because I do have a number, but I just do remember it in my head. I’m not sure I trust it. Without someone from sales, I would really hate to give you something that’s incorrect.

Scott Zeller —Needham & Company—Analyst

Even an order of magnitude? Are we saying hundreds versus over 1000?

Brian NeSmith —Blue Coat Systems—CEO

It’s definitely hundreds. I can bracket it from a range standpoint. My guess is somewhere between 500 and 1000 partners worldwide.

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FINAL TRANSCRIPT

Apr. 21. 2008 / 5:00AM PT, BCSI - Blue Coat Systems Conference Call to Discuss Private Placement of $80 Million in Convertible Notes to Partially Fund the Acquisition of Packeteer

Operator

Josh Jabs, Roth Capital.

Josh Jabs —Roth Capital—Analyst

Kevin, on the debt, I think it said 0% interest in the press release, but are there any other terms we should be aware of, such as some sort of interest payment on what hasn’t been converted at the end of the term or any adjustment clauses on that convert?

Kevin Royal —Blue Coat Systems—SVP, CFO

No, there are no anti-dilution adjustments. There’s no interest at the end of the term, anything of that nature.

Josh Jabs —Roth Capital—Analyst

Okay. Pretty straightforward, then?

Kevin Royal —Blue Coat Systems—SVP, CFO

Yes.

Josh Jabs —Roth Capital—Analyst

Congrats on the deal, guys, thanks.

Operator

Jonathan Ruykhaver, ThinkEquity Partners.

Jonathan Ruykhaver —ThinkEquity Partners—Analyst

Brian, given your comments previously, which to me suggested that your Web security was still a pretty big opportunity. You’ve mentioned other areas related to access control, potentially authentication. Those areas might be where we would see product development coming out of the Company. Now, with Packeteer clearly moving into QoS traffic management, et cetera, has there been a change in terms of management’s thinking related to the security differentiation? Is that differentiation just something you don’t view as all that defensible over time?

Brian NeSmith —Blue Coat Systems—CEO

No. I guess two points I’d like to make there in response to the statement. One is, although we are excited about the QoS and traffic management capabilities of Packeteer, we’re probably, from a standpoint of features and capabilities, more interested in what I would call the application classification, application performance management capabilities. There, we do think there’s a lot of room for differentiation there. It goes a lot more to the visibility aspect of what we’re talking about. But we do believe and continue to think that all the evolving threats around how the Internet is evolving and the way applications are evolving, that there’s a lot of room for us to differentiate our product on the security front.

Actually, I do expect that a good percentage of our differentiation will probably remain security related. So that’s going to continue to be an area that we would focus on. My Vice President of Marketing is sitting here and inserting notes in front of me for — I think to highlight it, we still and expect to stand by the stop the bad, accelerate the good. One of the ways you stop the bad is you’ve got to be able to see it. What we think that Packeteer brings for us in this area is that application visibility. And if you know what the applications are, you know who the users are that are

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FINAL TRANSCRIPT

Apr. 21. 2008 / 5:00AM PT, BCSI - Blue Coat Systems Conference Call to Discuss Private Placement of $80 Million in Convertible Notes to Partially Fund the Acquisition of Packeteer

using them and the servers that they are accessing and the vehicles they’re using to get that, it makes you much better positioned to be able to stop the bad and then know when you’re going to accelerate the good, and what is the good you’d really like to accelerate the most.

Jonathan Ruykhaver —ThinkEquity Partners—Analyst

I guess regarding that, Brian, I’m not too familiar with Packeteer, but in terms of a product that delivers on that kind of packet-level visibility into application traffic. How big is that in terms of Packeteer’s business today?

Brian NeSmith —Blue Coat Systems—CEO

I think it’s — high 80% of their business is really around what they call their PacketShaper product, which is this QoS traffic management and application classification. They also have a lot of expertise in the WAN optimization area and specific acceleration techniques around satellite and high latency type of environments.

Jonathan Ruykhaver —ThinkEquity Partners—Analyst

Just to help me understand a little bit better there, when you look at Packeteer’s business, the top-line growth has been lower than what you have been able to drive. Are there drivers in the market in terms of, I guess, more data, voice, video, just going over the wire that you think will accelerate the growth of their performance management business when it’s integrated with your product? Is it more — or the integration that gives you a differentiation, a further differentiation that can help in competitive situations?

Brian NeSmith —Blue Coat Systems—CEO

A couple of things. One is just that, for a variety of reasons which I won’t go into in great detail, Packeteer has had challenges in competing in the WAN optimization around — of the type where we’ve been and experienced a lot of success. So I think simply just having that channel and that sales organization take up our WAN optimization functionality is going to be an immediate positive effect. There’s continued demand in the market for accelerating slow applications and making users work more effectively as content and applications and servers get more centralized. So I think we’ll definitely see some immediate benefits out of that side of things.

I think also, although I don’t think the growth is going to be at — probably similar to our secure Web gateway, there is still growth potential in the PacketShaper set of functionality, especially in the near-term as we do some things to reinforce some added functionality in that product. As we look at that PacketShaper product over the longer term and we take a more broad view of that around application performance management, there is definitely growth in the market in that area. So we see growth potential both as a combined channel activity but reinforcing what we think is one of the jewels of Packeteer, which is the application classification, taking a broader review around application performance management, which we already — we’ve seen in the private market where a number of companies we’re seeing receive significant venture investment and what I think is going to be a nice market in that application performance management area.

Operator

Erik Suppiger, Signal Hill.

Erik Suppiger —Signal Hill—Analyst

Good morning, congratulations. Briefly, in the filings that Packeteer had had, they made reference to some of the upcoming products on their roadmap. I think they were talking about some WAN optimization products. Are you going to be using any of their roadmap on that front? Or, was there anything in terms of new products coming that would bring over some technology that maybe we are not aware of?

Brian NeSmith —Blue Coat Systems—CEO

There’s definitely some things that we’re going to utilize in our product area that they have been working on. We know that in the WAN optimization space, taking a slightly broader view of it, kind of per protocol or per application-specific enhancements, and we think that the

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FINAL TRANSCRIPT

Apr. 21. 2008 / 5:00AM PT, BCSI - Blue Coat Systems Conference Call to Discuss Private Placement of $80 Million in Convertible Notes to Partially Fund the Acquisition of Packeteer

combination of Blue Coat and Packeteer, we can get more dedicated resources specific to Oracle environments, specific to SAP environments, specific to different types of development, our CAD. If we look at each of the different industries and the types of applications and challenges they face, there are specific optimizations we can do. The combination of the two and the scale that it provides will afford us the ability to invest in all those areas in a way that allows us to, I think, differentiate ourselves.

I don’t want to lose sight of, though, that the combination of the two will also allow Blue Coat and our development organization to maybe move people back more aggressively into the security area, which is an area we think that there’s a lot of room for differentiation. So a lot of what we may end up doing is using a lot of the Packeteer development resources to pick up some of our WAN optimization work that we had scheduled for our R&D organization and that having some of our R&D folks more focused on some of the security features.

But there’s definitely some future things that Packeteer has delivered. Most recently, they have completed a fairly significant migration of their platform away from pSOS onto the Linux environment. That’s actually, I think, going to facilitate the migration of PacketShaper over onto our ProxySG platform. I think that Packeteer also has some significant reporting and management capabilities, and we think there’s a lot we can leverage on that side of Packeteer’s organizations as far as our product plans.

Erik Suppiger —Signal Hill—Analyst

Was there anything in terms of scale? Do they have any scale advantages that they bring to you?

Brian NeSmith —Blue Coat Systems—CEO

They’ve built some very high-end platforms. I think they’ve highlighted even their latest releases. We are doing similar sorts of things on the Blue Coat side, so I’m not sure that isn’t something specific there. I think, when we combine the two, I definitely believe we’re going to be in a position to deliver very scalable platforms for both the enterprises and carriers with the combined functionality. But I don’t think that’s something specific there.

Operator

At this time, that does conclude our question-and-answer session. I will now turn the call back over to Ms. Hoblit.

Carla Hoblit —Blue Coat Systems—IR

Again, thank you everyone for joining us this morning. Let’s remind you that we are now in our quiet period, and management will not be available for calls or meetings related to our Q4 and fiscal-year 2008 earnings announcement, which will take place in late May. We look forward to speaking to you then. Thank you and have a good day.

Operator

This concludes today’s conference call. You may now disconnect.

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FINAL TRANSCRIPT

Apr. 21. 2008 / 5:00AM PT, BCSI - Blue Coat Systems Conference Call to Discuss Private Placement of $80 Million in Convertible Notes to Partially Fund the Acquisition of Packeteer

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